Room 4561
Via fax (805) 566-4542

February 12, 2009

Karl F. Lopker
Chief Executive Officer
QAD, Inc.
100 Innovation Place
Santa Barbara, CA 93108

> **Re:** **QAD, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2008**
> **Filed April 15, 2008**
> **File no. 0-22823**

Dear Mr. Lopker:

We have completed our review of your Form 10-K and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief